                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          FORM 20-F  X    FORM 40-F
                                    ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES        NO  X
                                   ---       ---

                                  (AMDOCS LOGO)

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON WEDNESDAY, JANUARY 23, 2008

To the Shareholders:

     The annual general meeting of shareholders of Amdocs Limited will be held at 10:00 a.m., local time, on Wednesday, January 23, 2008, at the offices of WilmerHale, 399 Park Avenue, New York, New York, 31st floor, for the following purposes:

          1. To elect 12 directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified;

          2. To approve an amendment of our 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan by 9,000,000 shares and making other changes described herein;

          3. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2007; and

          4. To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2008, and until the next annual general meeting, and to authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent public accounting firm in accordance with the nature and extent of its services.

     Our shareholders will also act on such other business as may properly come before the annual general meeting.

     The Board of Directors has fixed the close of business on November 26, 2007 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

                             YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS LIMITED (WHETHER THEY EXPECT TO ATTEND THE ANNUAL GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU EXECUTE A PROXY, YOU STILL MAY ATTEND THE ANNUAL GENERAL MEETING AND VOTE IN PERSON.

                                        By Order of the Board of Directors

                                        -s- Thomas G. O'Brien

                                        THOMAS G. O'BRIEN
                                        Secretary and Treasurer

December 18, 2007



                                  ------------



               A proxy card for the annual general meeting for the fiscal year ended September 30, 2007 is enclosed and our Annual Report on Form
                                      20-F
          is available on our website at www.amdocs.com or by request.

                                 AMDOCS LIMITED

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON WEDNESDAY, JANUARY 23, 2008

     References in this Proxy Statement to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

     This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a company organized under the laws of the Island of Guernsey, in connection with the solicitation by its Board of Directors of proxies from holders of its outstanding ordinary shares, par value L0.01 per share ("Ordinary Shares"), for use at the annual general meeting of shareholders to be held at 10:00 a.m., local time, on Wednesday, January 23, 2008, at the offices of WilmerHale, 399 Park Avenue, New York, New York, 31st floor, or at any adjournments thereof (the "General Meeting").

     This Proxy Statement and the accompanying proxy are first being mailed or delivered to our shareholders on or about December 18, 2007.

     At the General Meeting, the holders of our Ordinary Shares as of the close of business on November 26, 2007 (the "Record Date") will be asked to take the following actions:

          1. Elect 12 directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified (Proposal I);

          2. Approve an amendment of our 1998 Stock Option and Incentive Plan increasing the number of shares authorized for issuance under the plan by 9,000,000 shares and making other changes described herein (Proposal II);

          3. Approve our Consolidated Financial Statements for the fiscal year ended September 30, 2007 (Proposal III); and

          4. Ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2008, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal IV).

     The proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

     As of the Record Date, Amdocs had outstanding 208,739,891 Ordinary Shares. Each Ordinary Share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of, and to vote at, the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. The holders of a majority of the outstanding Ordinary Shares present in person or represented by proxy shall constitute a quorum for purposes of the General Meeting.

     Approval of Proposals I, III and IV requires the affirmative vote of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting. Approval of Proposal II requires the affirmative vote of a majority of the Ordinary Shares issued and outstanding.

     The enclosed proxy provides that each shareholder may specify that his, her or its Ordinary Shares be voted "for", "against" or "abstain" from voting with respect to each of Proposals II, III and IV. Each shareholder may specify that his, her or its Ordinary Shares may be voted "for" any of the director nominees named in Proposal I, or they may be "withheld" from any such nominees. If the enclosed proxy is properly executed, duly returned to us in time for the General Meeting and not revoked, your Ordinary Shares will be voted in accordance with the instructions contained thereon. Where a signed proxy is returned, but no specific instructions are indicated, your Ordinary Shares will be voted FOR each of the proposals.

     Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as Ordinary Shares that are present for purposes of determining whether a quorum is present at the General Meeting. Nominees who are members of the New York Stock Exchange, or the NYSE, and who, as brokers, hold Ordinary Shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the Ordinary Shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter (the "Broker Non-Votes"), we will not count those votes in favor of such matter. Broker Non-Votes will be counted as Ordinary Shares that are present for purposes of determining whether a quorum is present.

     Any shareholder giving a proxy may revoke it at any time before it is exercised at the General Meeting by:

     - Filing with our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same Ordinary Shares, provided that such proxy or subsequent proxy shall be deposited at such address at least 48 hours before the scheduled General Meeting or adjournment thereof, as the case may be; or

     - Attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

                                    IMPORTANT

     WHETHER OR NOT YOU ATTEND THE GENERAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO SIGN AND RETURN THE ACCOMPANYING PROXY REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. ORDINARY SHARES CAN BE VOTED AT THE GENERAL MEETING ONLY IF THE HOLDER IS PRESENT OR REPRESENTED BY PROXY.

                                   PROPOSAL I

                              ELECTION OF DIRECTORS

     The Board of Directors of the Company is comprised of 13 directors, and, currently, 13 individuals are serving as directors. As set forth below, the Board of Directors has nominated 12 individuals as nominees for election as directors at the General Meeting, all of whom are incumbent directors. Each director elected at the General Meeting will serve until the next annual general meeting of shareholders or until his earlier resignation or removal or a successor is elected and qualified.

     Ordinary Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the 12 nominees for the Board of Directors named below. If any or all of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee or nominees as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

     Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he became a director of Amdocs.

NAME                      AGE
----                      ---
Bruce K. Anderson          67   Mr. Anderson has been Chairman of the Board of
                                Directors of Amdocs since September 1997. Since August
                                1978, Mr. Anderson has been a general partner of Welsh,
                                Carson, Anderson & Stowe ("WCAS"), an investment firm
                                that specializes in the acquisition of companies in the
                                information and business services and health care
                                industries. Until September 2003, investment
                                partnerships affiliated with WCAS had been among our
                                largest shareholders. Mr. Anderson served for nine
                                years with Automated Data Processing, Inc. ("ADP")
                                until his resignation as Executive Vice President and a
                                director of ADP, and President of ADP International,
                                effective August 1978. Mr. Anderson serves on the board
                                of Alliance Data Systems, Inc., a publicly held company
                                that provides transaction, credit and marketing
                                services to large consumer based businesses.

Adrian Gardner             45   Mr. Gardner has been a director of Amdocs since April
                                1998 and is Chairman of the Audit Committee. Since
                                November 2007, Mr. Gardner has been Chief Financial
                                Officer of PA Consulting Group, a London-based business
                                consulting firm.  From April until November 2007, Mr.
                                Gardner was a private investor. Mr. Gardner was Chief
                                Financial Officer of ProStrakan Group plc, a
                                pharmaceuticals company based in the United Kingdom and
                                listed on the London Stock Exchange, from 2002 until
                                April 2007 and a director from 2002 until June 2007.
                                Prior to joining ProStrakan, he was a Managing Director
                                of Lazard LLC, based in London, where he worked with
                                technology- and telecommunications-related companies.
                                Prior to joining Lazard in 1989, Mr. Gardner qualified
                                as a chartered accountant with Price Waterhouse (now
                                PricewaterhouseCoopers). Mr. Gardner is a member of the
                                Institute of Chartered Accountants in England & Wales.

Charles E. Foster          71   Mr. Foster has been a director of Amdocs since December
                                2001 and is Chairman of the Nominating and Corporate
                                Governance Committee. He was Chairman of the Board of
                                Prodigy Communications Corporation from June until
                                November 2001. From 1997 until 2001, Mr. Foster served
                                as Group President of SBC Communications Inc. ("SBC"),
                                where he was responsible, at various times, for
                                engineering, network, centralized services, marketing
                                and operations, information systems, procurement,
                                treasury, international operations, wireless services,
                                merger integration, real estate, yellow pages and cable
                                TV operations. In 2005, SBC acquired AT&T Corp. and
                                became AT&T Inc. AT&T, together with its affiliates,
                                holds 5.1% of our outstanding Ordinary Shares and is a
                                significant customer of ours. Mr. Foster serves as
                                trustee of the Southwest Foundation for Bio-Medical
                                Research, a non-profit research institute. Mr. Foster
                                is a member of the Texas Society of Professional
                                Engineers and a director of Morningside Ministries, a
                                non-profit operator of nursing homes in the San Antonio
                                area.


NAME                      AGE
----                      ---
James S. Kahan             60   Mr. Kahan has been a director of Amdocs since April
                                1998 and is Chairman of the Compensation Committee.
                                From 1983 until his June 2007 retirement, he worked at
                                SBC, which is now AT&T, and served as a Senior
                                Executive Vice President from 1992 until June 2007.
                                AT&T, together with its affiliates, holds 5.1% of our
                                outstanding Ordinary Shares and is a significant
                                customer of ours. Prior to joining AT&T, Mr. Kahan held
                                various positions at several telecommunications
                                companies, including Western Electric, Bell
                                Laboratories, South Central Bell and AT&T Corp.

Dov Baharav                57   Mr. Baharav has been a director of Amdocs and the
                                President and Chief Executive Officer of Amdocs
                                Management Limited, our wholly-owned subsidiary, since
                                July 2002. Mr. Baharav has overall coordination
                                responsibilities for the operations and activities of
                                our operating subsidiaries. In 1991, Mr. Baharav joined
                                Amdocs Inc., our principal wholly-owned U.S.
                                subsidiary, serving as its Vice President and then
                                President in St. Louis, Missouri until 1995. From 1995
                                until July 2002, Mr. Baharav was a Senior Vice
                                President and the Chief Financial Officer of Amdocs
                                Management Limited. Prior to joining Amdocs, Mr.
                                Baharav served as Chief Operating Officer of Optrotech
                                Ltd., a publicly held company that develops,
                                manufactures and markets electro-optical devices.
Julian A. Brodsky          74   Mr. Brodsky has been a director of Amdocs since July
                                2003. Mr. Brodsky has served as a director and as Vice
                                Chairman of Comcast Corporation since 1989. From 1999
                                to May 2004, Mr. Brodsky was Chairman of Comcast
                                Interactive Capital, LP, a venture fund affiliated with
                                Comcast. He is a director of RBB Fund, Inc.

Eli Gelman                 49   Mr. Gelman has been a director of Amdocs and the
                                Executive Vice President of Amdocs Management Limited
                                since 2002 and its Chief Operating Officer since
                                October 2006. Mr. Gelman has more than 28 years of
                                experience in the software industry, including the last
                                20 years with Amdocs. Prior to his current position, he
                                was a division president, where he headed our United
                                States sales and marketing operations and helped
                                spearhead our entry into the customer care and billing
                                systems market, which we now refer to as the Integrated
                                Customer Management market. Before that, Mr. Gelman was
                                an account manager for our major European and North
                                American installations, and has led several major
                                software development projects. Before joining Amdocs,
                                Mr. Gelman was involved in the development of real-time
                                software systems for communications networks.

Nehemia Lemelbaum          65   Mr. Lemelbaum has been a director of Amdocs since
                                December 2001 and was a Senior Vice President of Amdocs
                                Management Limited from 1985 until January 2005. Since
                                2005, Mr. Lemelbaum has been a private investor. He
                                joined Amdocs in 1985, with initial responsibility for
                                U.S. operations. Mr. Lemelbaum led our development of
                                graphic products for the yellow pages industry and
                                later led our development of customer care and billing
                                systems, as well as our penetration into that market.
                                Prior to joining Amdocs, he served for nine years with
                                Contahal Ltd., a leading Israeli software company,
                                first as a senior consultant, and later as Managing
                                Director. From 1967 to 1976, Mr. Lemelbaum was employed
                                by the Ministry of Communications of Israel (the
                                organization that predated Bezeq, the Israel
                                Telecommunication Corp. Ltd.), with responsibility for
                                computer technology in the area of business data
                                processing.


NAME                      AGE
----                      ---
John T. McLennan           62   Mr. McLennan has been a director of Amdocs since
                                November 1999. From May 2000 until June 2004, he served
                                as Vice-Chair and Chief Executive Officer of Allstream
                                (formerly AT&T Canada). Mr. McLennan founded and was
                                the President of Jenmark Consulting Inc. from 1997
                                until May 2000. From 1993 to 1997, Mr. McLennan served
                                as the President and Chief Executive Officer of Bell
                                Canada. Prior to that, he held various positions at
                                several telecommunications companies, including BCE
                                Mobile Communications and Cantel Inc. Mr. McLennan is
                                also a director of Manitoba Telephone Systems, Air
                                Canada Enterprises, Emera Inc., a Canadian publicly
                                held energy services company, Hummingbird Ltd., a
                                Canadian publicly held enterprise management software
                                company, Medisys Health Group Inc., a Canadian publicly
                                held health services company, and several other private
                                software and communication companies.
Robert A. Minicucci        55   Mr. Minicucci has been a director of Amdocs since
                                September 1997. He has been a general partner of WCAS
                                since 1993. From 1992 to 1993, Mr. Minicucci served as
                                Senior Vice President and Chief Financial Officer of
                                First Data Corporation, a provider of information
                                processing and related services for credit card and
                                other payment transactions. From 1991 to 1992, he
                                served as Senior Vice President and Treasurer of the
                                American Express Company. He served for 12 years with
                                Lehman Brothers (and its predecessors) until his
                                resignation as a Managing Director in 1991. Mr.
                                Minicucci is also a director of Alliance Data Systems,
                                Inc., a publicly held company, and several private
                                companies.

Simon Olswang              64   Mr. Olswang has been a director of Amdocs since
                                November 2004. In 2002, Mr. Olswang retired as Chairman
                                of Olswang, a media and communication law firm in the
                                United Kingdom that he founded in 1981. He is a member
                                of the Boards of Directors of The British Library, DIC
                                Entertainment Corporation and the British Screen
                                Advisory Council, and he has served as a non-executive
                                director of a number of companies and organizations,
                                including Aegis Group plc, The Press Association and
                                the British Film Institute. Mr. Olswang serves as
                                Chairman of Governors of Langdon College of Further
                                (Special) Education in Salford, of which he is a co-
                                founder and trustee.

Mario Segal                60   Mr. Segal has been a director of Amdocs since December
                                2001 and served as a Senior Vice President and the
                                Chief Operating Officer of Amdocs Management Limited
                                from 1995 until July 2002. He joined Amdocs in 1984 as
                                Senior Vice President and was a leading member of the
                                team that developed our directory automation systems
                                and our customer care and billing systems platform.
                                Prior to joining Amdocs, Mr. Segal was an account
                                manager for a major North American yellow pages
                                publisher and prior thereto managed the computer
                                department of a major Israeli insurance company,
                                leading large-scale software development projects and
                                strategic planning of automation systems.


BOARD COMMITTEES

     Our Board of Directors has formed five committees as described below. Members of each committee are appointed by the Board of Directors.

     Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to our independent registered public accounting firm, the performance of our independent registered public accounting firm, and assists with the Board of Directors' oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting. The current members of our Audit Committee are Messrs. Gardner (Chair), Foster, McLennan and Olswang, all of whom are independent directors, as required by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an "audit committee financial expert" as defined by rules promulgated by the U.S. Securities and Exchange Commission, or the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is attached to this Proxy Statement as Appendix A, and it is available on our website at www.amdocs.com.

     Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors and our management. The current members of the Nominating and Corporate Governance Committee are Messrs. Foster (Chair), Kahan, Brodsky, Gardner and Segal, all of whom are independent directors, as required by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

     Compensation Committee. The Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited and makes recommendations to our Board of Directors with respect to the compensation of our other executive officers. The current members of our Compensation Committee are Messrs. Kahan (Chair), Anderson and Minicucci, all of whom are independent directors, as required by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Compensation Committee written charter is available on our website at www.amdocs.com.

     Executive Committee. The Executive Committee has such responsibilities as may be delegated to it from time to time by the Board of Directors. The current members of our Executive Committee are Messrs. Anderson (Chair), Baharav, Kahan, Lemelbaum and Minicucci.

     Technology and Innovation Committee. The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with our current and future business and markets. The current members of our Technology and Innovation Committee are Dr. Joseph Vardi (Chair), who is not standing for reelection, and Messrs. Anderson, Gelman and Lemelbaum.

     Our independent directors receive no compensation from the Company, except in connection with their membership on the Board of Directors and its committees as described below regarding Non-Employee Directors under "-- Compensation of Directors".

BOARD AND COMMITTEE MEETINGS

     During the past fiscal year, the Board of Directors held five meetings. In addition, the Audit Committee held 11 meetings, the Compensation Committee held one meeting, the Nominating and Corporate Governance Committee held two meetings, the Executive Committee held seven meetings and the Technology and Innovation Committee held two meetings in the 2007 fiscal year. During fiscal 2007, all but one of our directors attended at least 75% of the aggregate of the number of Board of Directors meetings and the number of meetings held by all committees on which he then served. During fiscal 2007, our directors who are not our employees, which we refer to as Non-Employee Directors, held one meeting without management present. Executive sessions of the Non-Employee Directors are generally held in conjunction with regularly scheduled meetings of the Board of Directors. At other times, such meetings may be held at the request of any Non-Employee Director. The presiding director of each such executive session is elected by the Non-Employee Directors who attend such executive session. Shareholders and other interested parties may communicate directly with the presiding directors or with the independent directors as a group as described below under the heading "Communicating with the Independent Directors."

COMMUNICATING WITH THE INDEPENDENT DIRECTORS

     The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. The Chairman of the Board, with the assistance of our corporate secretary, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries to the directors as he considers appropriate.

     Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that our Chairman and corporate secretary consider to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which the Company tends to receive repetitive or duplicative communications.

     Shareholders who wish to send communications on any topic to the Board of Directors or to the Company's independent or presiding directors should address such communications c/o Corporate Secretary, Amdocs Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017.

SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

     We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the NYSE listing standards.

DIRECTOR QUALIFICATION STANDARDS

     Our Board of Directors has adopted a formal set of categorical independence standards with respect to the determination of director independence.

     In accordance with these standards and the rules of the NYSE, our Board of Directors has determined that each of the following ten of our current 13 directors has no material relationship with the Company and is therefore independent: Messrs. Anderson, Gardner, Brodsky, Foster, Kahan, McLennan, Minicucci, Olswang and Segal and Dr. Vardi. Our Board of Directors has also determined that Mr. Lemelbaum, who was a Senior Vice President until February 2005, will be independent as of February 1, 2008.

     The full text of our categorical standards is attached to this Proxy Statement as Appendix B.

CODE OF ETHICS AND BUSINESS CONDUCT

     Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for directors and employees, including executive officers, of the Company, our subsidiaries and other business entities controlled by us worldwide. The code is available on our website at www.amdocs.com. We intend to post on our website all disclosures that are required by law or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

COMPENSATION OF DIRECTORS

     Our Non-Employee Directors receive compensation for their services as directors in the form of cash and options to purchase Ordinary Shares. Our compensation policy provides that each Non-Employee Director receives an annual cash payment of $35,000. Each member of our Audit and Executive Committees who is a Non-Employee Director receives an annual cash payment of $10,000. In addition, the chairmen of our Audit and Executive Committees each receive an annual cash payment of $10,000 and the chairman of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each receive an annual cash payment of $5,000. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for members of our Audit Committee or Executive Committee, who each receive $2,000 per meeting. Upon election or appointment to our Board of Directors, each Non-Employee Director receives an initial option grant for the purchase of 12,000 Ordinary Shares. Thereafter, each Non-Employee Director receives an annual option grant for the purchase of 11,500 Ordinary Shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. The exercise price of all options granted to our Non-Employee Directors is the market price of our shares on the last trading day preceding the grant date. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

     During the 2007 fiscal year, we granted to 11 Non-Employee Directors options to purchase an aggregate of 127,000 Ordinary Shares at a weighted average price of $39.14 per share, with vesting over three year terms.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Bruce K. Anderson, Adrian Gardner, Charles E. Foster, James
S. Kahan, Dov Baharav, Julian A. Brodsky, Eli Gelman, Nehemia Lemelbaum, John T. McLennan, Robert A. Minicucci, Simon Olswang and Mario Segal be, and each hereby is, elected to serve as a director of the Company until the next annual general meeting of shareholders or until his earlier resignation or removal or until his respective successor is elected and qualified."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to elect the nominees named above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE DIRECTOR NOMINEES NAMED ABOVE.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth specified information with respect to the beneficial ownership of the Ordinary Shares as of November 26, 2007 of (i) any person known by us to be the beneficial owner of more than 5% of our Ordinary Shares and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all Ordinary Shares. All percentages are based on 208,739,891 Ordinary Shares outstanding as of November 26, 2007. Except as noted below, each holder has sole voting and investment power with respect to all shares listed as owned by that holder. As of November 26, 2007, none of our directors or senior managers beneficially owned 1% or more of our outstanding Ordinary Shares or will be able to vote 1% or more of our outstanding Ordinary Shares at the General Meeting.

                                                     SHARES BENEFICIALLY   PERCENTAGE
NAME                                                        OWNED           OWNERSHIP
----                                                 -------------------   ----------
Massachusetts Financial Services Company(1)........       11,420,559           5.5
T. Rowe Price Associates, Inc.(2)..................       11,263,600           5.4
Thornburg Investment Management, Inc.(3)...........       11,023,305           5.3
AT&T Inc.(4).......................................       10,717,482           5.1
All directors and executive officers as a group (17
  persons)(5)......................................        5,994,979           2.8


--------

   (1) The address of Massachusetts Financial Services Company ("MFS") is 500 Boylston Street, Boston, Massachusetts 02116. Based on a Schedule 13G filed by MFS with the SEC on February 9, 2007, as of December 31, 2006, MFS had sole voting power over 11,146,785 of our Ordinary Shares and sole dispositive power over 11,420,559 Ordinary Shares.

   (2) The address of T. Rowe Price Associates, Inc. ("Price Associates") is 100
       E. Pratt Street, Baltimore, Maryland 21202. Based on a Schedule 13G filed by Price Associates with the SEC on February 14, 2007, as of December 31, 2006, Price Associates had sole voting power over 1,677,400 of our Ordinary Shares and sole dispositive power over 11,263,600 Ordinary Shares.

   (3) The address of Thornburg Investment Management, Inc. ("Thornburg") is 119
       E. Marcy Street, Santa Fe, New Mexico 87501. Based on a Schedule 13G/A filed by Thornburg with the SEC on March 21, 2007, as of December 31, 2006, Price Associates had sole voting power over 10,832,880 of our Ordinary Shares and sole dispositive power over 11,023,305 Ordinary Shares.

   (4) The address of AT&T Inc. is 175 East Houston, San Antonio, Texas 78205. Based upon information provided to us by AT&T, as of November 26, 2007, AT&T beneficially owned 10,717,482 of our Ordinary Shares.

   (5) Includes options held by such directors and executive officers that are exercisable within 60 days of November 26, 2007.

                             AUDIT COMMITTEE MATTERS

     The Company's management is responsible for the preparation of the Company's financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. The Company's independent registered public accounting firm is responsible for conducting an independent audit of the Company's annual financial statements in accordance with generally accepted accounting principles, as well as an independent audit of management's assessment of the Company's internal control over financial reporting, and issuing reports on the results of their audits. The Audit Committee is responsible for providing independent, objective oversight of these processes.

     The Audit Committee has reviewed the Company's audited financial statements for the fiscal year ended September 30, 2007 and has discussed these financial statements with the Company's management and the Company's independent registered public accounting firm.

     The Audit Committee has also discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit

Committees). SAS 61 (as codified in AU Section 380 of the Codification of Statements on Auditing Standards) requires the Company's independent registered public accounting firm to discuss with the Company's Audit Committee, among other things, the following:

     - methods to account for significant unusual transactions;

     - the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

     - the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

     - disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

     The Company's independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Independence Standards Board Standard No. 1 requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit Committee has discussed with the independent registered public accounting firm its independence from the Company.

     Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 2007.

PRE-APPROVAL POLICIES AND PROCEDURES

     The Audit Committee has adopted policies and procedures relating to the pre-approval of all audit services to be provided to the Company, whether provided by the Company's principal auditor or other firms, and all other services to be provided to the Company by its independent registered public accounting firm. These policies generally provide that the Company will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

     From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to the Company by its independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

                                   PROPOSAL II

              AMENDMENT TO THE 1998 STOCK OPTION AND INCENTIVE PLAN

     On October 31, 2007, our Board of Directors adopted, subject to shareholder approval, an amendment to our 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan"), increasing from 46,300,000 to 55,300,000 the maximum number of Ordinary Shares issuable under the 1998 Plan and making the other changes described below.

     The 1998 Plan was last amended in January 2006. As of November 26, 2007, of the 46,300,000 Ordinary Shares reserved for issuance under the 1998 Plan prior to giving effect to this amendment, awards with respect to an aggregate of 38,315,299 Ordinary Shares (net of cancellations and forfeitures) had been granted, of which 16,543,865 shares have been issued upon exercise of awards and 21,771,434 remain subject to outstanding awards, and 7,984,701 Ordinary Shares remained available for future awards. In addition, there are options to purchase 419,166 Ordinary Shares outstanding as a result of acquisitions we have made.

     Based on 208,739,891 Ordinary Shares outstanding as of November 26, 2007, the number of shares reserved for issuance pursuant to outstanding awards granted and the number of shares available for future grants represented approximately 12.6% of our shares outstanding on a fully diluted basis, assuming all shares reserved for issuance pursuant to outstanding awards granted and all shares available for future grants were issued and outstanding.

     As of November 26, 2007, the closing price of our Ordinary Shares was $31.38 per share. Of the options to purchase 21,244,843 Ordinary Shares that were outstanding as of November 26, 2007, awards to purchase 9,584,998 Ordinary Shares were at an exercise price of $31.38 or greater. These awards with an exercise price greater than the current trading price of the Ordinary Shares, so-called "underwater" awards, represented approximately 45.1% of the Ordinary Shares reserved for issuance pursuant to outstanding awards. The weighted average remaining life of the options outstanding as of November 26, 2006 was approximately 6 years, and their weighted average exercise price was $31.98.

     The Board of Directors considers availability of Ordinary Shares for future grants under the 1998 Plan to be important to the business prospects and operations of the Company and believes that, after giving effect to the proposed 9,000,000 share increase of the 1998 Plan, we will have sufficient awards available for grant to our employees and others for the next two to three years. The new awards will assist us in attracting and hiring new officers, directors, employees and consultants and in retaining key employees.

     Currently, the Company will not be able to grant awards under the 1998 Plan after January 17, 2016. The Board of Directors believes that the proposed amendments, including the increase of the Ordinary Shares available for future grants under the 1998 Plan, will be adequate and appropriate for the next two to three years.

     The Board of Directors believes that the proposed amendments, including the increase in the number of shares issuable under the 1998 Plan, and the other changes described below are in the best interests of the Company and its shareholders. The Board considers grants of options and restricted stock to be an effective method to attract and retain officers, directors, employees and consultants, and to encourage long-term performance and productivity.

PROPOSED AMENDMENT OF THE 1998 STOCK OPTION AND INCENTIVE PLAN

     Following is a summary of the material changes proposed to be made to the 1998 Plan. The following summary of material changes is qualified in its entirety by reference to the 1998 Plan, a copy of which is attached as Appendix C.

     - Shares Available. The proposed amendment increases by 9,000,000 the number of Ordinary Shares available for issuance under the 1998 Plan.

     - Sublimit on Stock-Based Awards. The proposed amendment imposes a sublimit of 9,700,000 on the number of Ordinary Shares that may be issued pursuant to restricted stock or awards denominated in stock units or stock appreciation rights.

     - No Repricing of Options. The proposed amendment further clarifies the 1998 Plan's prohibition on the repricing of options under the 1998 Plan without shareholder approval. Specifically, except in connection with a corporate transaction involving us (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding options or stock appreciation rights, or cancel outstanding options or stock appreciation rights, in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights without shareholder approval.

     - Certain Shares Not Available for Future Award. The proposed amendment clarifies that an award under the plan may not again be made available for issuance under the plan if such shares are: (i) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right,
       (ii) shares used to pay the exercise price of a stock option, (iii) shares delivered to or withheld by the Company to pay the withholding taxes related to a stock option or stock appreciation right, or (iv) shares repurchased on the open market with proceeds of a stock option exercise.

DESCRIPTION OF THE 1998 STOCK OPTION AND INCENTIVE PLAN (AS PROPOSED TO BE AMENDED)

     The following is a summary of the 1998 Stock Option and Incentive Plan (as proposed to be amended), a copy of which is attached as Appendix C. The following summary is qualified in its entirety by reference to the 1998 Plan.

     Purpose. The purpose of the 1998 Plan is to afford an incentive to grantees to acquire a proprietary interest in the Company, to continue in service of the Company, to increase their efforts on behalf of the Company and to promote the success of the Company's business.

     Types of Awards. The 1998 Plan provides for the grant of stock options (which may be either incentive stock options or nonqualified stock options), restricted stock awards and other stock-based awards, which we collectively refers to as "awards."

     Stock Options. Grantees receive the right to purchase a specified number of Ordinary Shares at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may not be granted at an exercise price that is less than 100% of the fair market value of our Ordinary Shares on the date of grant and may not be granted for a term in excess of ten years. Payment of the exercise price of options may be by cash, delivery of Ordinary Shares, a combination thereof, or, in connection with a broker-assisted exercise. As described above, the 1998 Plan includes a default rule regarding the rate at which options will vest. Although we have never done so, the 1998 Plan permits us to make loans to grantees in connection with the exercise of outstanding options. Options may generally only be exercised while the grantee is in our service or employ. If the grantee's service ends for any reason other than cause, death or disability, his or her option will expire 90 days after such cessation. Termination for cause results in expiration of the option upon the termination date. Termination due to death or disability allows, in general, for option to be exercised for 12 months, but in no event after the option's stated final expiration date. The 1998 Plan prohibits the grant of options containing a provision entitling a grantee to the automatic grant of additional options in connection with any exercise by the grantee of his or her options.

     Restricted Stock Awards. Restricted stock awards entitle grantees to acquire Ordinary Shares subject to the right of Amdocs Limited or any of its subsidiaries to repurchase all or part of such shares from the grantee in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award. The vesting of restricted stock awards can be based on the achievement of specified performance goals or on the passage of time.

     Other Stock-Based Awards. The committee administering the 1998 Plan may grant other awards pursuant to which Ordinary Shares may be acquired, awards denominated in stock units, and stock appreciation rights (including cash-settled stock appreciation rights). As of the date of this Proxy Statement, we have never granted such other stock-based awards under the 1998 Plan.

     Eligibility to Receive Awards. All officers, directors, employees and consultants of Amdocs Limited, or of any parent or subsidiary of Amdocs Limited, are eligible to receive awards under the 1998 Plan. Under the 1998 Plan, a subsidiary means any entity in which Amdocs Limited holds, directly or indirectly, 50% or more of its voting power.

     Shares Available. Awards may be made under the 1998 Plan for up to 55,300,000 Ordinary Shares, with an additional limit of 9,700,000 Ordinary Shares that may be issued pursuant to restricted stock or awards denominated in stock units or stock appreciate rights. If any award expires or is terminated, surrendered, cancelled (including the repurchase of unvested restricted stock at its original issuance price) or forfeited, the unused shares covered by such award (other than any shares surrendered by reason of exercise or payment of the award to the extent it is settled in shares) will again be available for grant under the 1998 Plan.

     Administration. The 1998 Plan is administered by a committee established by the Board of Directors, which we refer to as the Committee. The Committee has the authority to administer the 1998 Plan and to exercise all the powers and authorities either specifically granted to it under the 1998 Plan or necessary or advisable in the administration of the 1998 Plan, and to make all other determinations deemed necessary or advisable for the administration of the 1998 Plan.

     Assumed or Substitute Awards. If, in connection with a business combination transaction, we assume or substitute for awards originally granted by another entity, and such assumed or substituted awards will be administered under the 1998 Plan, such awards (1) will not count as part of the total number of Ordinary Shares that may be made subject to awards under the 1998 Plan, subject to any limitations required by the U.S. Internal Revenue Code of 1986, as amended, and (2) will be on such terms as the Board deems appropriate notwithstanding any limitations contained in the 1998 Plan on new awards.

     Adjustments. The Committee is required to make appropriate adjustments in connection with the 1998 Plan and any outstanding awards to reflect stock dividends, recapitalizations, stock splits, combinations or exchanges of Ordinary Shares and other similar transactions which result in any increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration. In the event of a proposed sale of all or substantially all the assets of Amdocs, merger, liquidation, dissolution or other similar event, the Committee is authorized to provide for outstanding awards to be assumed or substituted for, to accelerate the awards to make them fully exercisable prior to consummation of the acquisition event, to provide that the awards will terminate as a fixed date following their acceleration or to provide for a cash-out of any outstanding options.

     Amendment or Termination. No award may be made under the 1998 Plan after January 17, 2016. The Board of Directors may at any time suspend, terminate, modify or amend the 1998 Plan, however, shareholders must approve any amendment that would (1) increase the aggregate number of Ordinary Shares issuable under the 1998 Plan, (2) materially increase the benefits accruing to grantees, (3) change the class of employees eligible for participation, (4) extend the period during which awards may be granted or (5) provide for an option that is exercisable more than 10 years after the date it is granted.

     No Repricing of Options. The 1998 Plan prohibits the repricing of options under the 1998 Plan without shareholder approval. Specifically, except in connection with a corporate transaction involving us (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding options or stock appreciation rights, or cancel outstanding options or stock appreciation rights, in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights without shareholder approval

     Nontransferability. Awards granted under the 1998 Plan are not transferable other than by will or by the laws of descent and distribution, other than pursuant to a qualified domestic relations order.

     Section 102 Awards. Under the 1998 Plan, nonqualified stock options and restricted stock awards may be granted to employees and consultants of Amdocs Limited or any of its subsidiaries or parents pursuant to the provisions of
Section 102 of the Israel Tax Ordinance (New Version) 1961. Section 102 is designed to afford qualified recipients with specified favorable tax treatment in Israel.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the 1998 Stock Option and Incentive Plan, as amended, in the form attached to the Company's Proxy Statement as Appendix C, be and hereby is approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of the Ordinary Shares issued and outstanding is necessary for the approval of the Ordinary Resolution to approve the amendment to the 1998 Plan. If Proposal II is not approved by the shareholders, the 1998 Plan will continue in accordance with its existing terms and the Board will evaluate other alternatives for achieving the purposes of the plan.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND CONTINUATION OF THE 1998 PLAN AS SET FORTH IN APPENDIX C ATTACHED HERETO.

                                  PROPOSAL III

                APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007

     Our Annual Report for the fiscal year ended September 30, 2007 is being mailed to our shareholders together with this Proxy Statement. Our Consolidated Financial Statements for the fiscal year ended September 30, 2007 are included in our Annual Report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the Consolidated Financial Statements of the Company for the fiscal year ended September 30, 2007 be, and the same hereby are, approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the Consolidated Financial Statements.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

                                   PROPOSAL IV

                          RATIFICATION AND APPROVAL OF
                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP to continue to serve as our independent registered public accounting firm for the fiscal year ending September 30, 2008 and until the next annual general meeting, and the Audit Committee recommends to the shareholders that they (i) ratify and approve such selection, and (ii) authorize the Audit Committee of the Board of Directors to fix the remuneration of such registered public accounting firm. Ernst & Young LLP audited Amdocs' books and accounts for the fiscal year ended September 30, 2007 and has served as our independent public accounting firm since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

INDEPENDENT ACCOUNTANT FEES AND OTHER MATTERS

     The following table summarizes the fees of Ernst & Young LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit services and billed to us in each of the last two fiscal years for other services:

FEE CATEGORY                                              2007         2006
------------                                           ----------   ----------
Audit Fees(1)........................................  $3,600,000   $3,500,000
Audit-Related Fees(2)................................  $  700,000    1,500,000
Tax Fees(3)..........................................  $1,900,000    1,100,000


--------

   (1) Audit fees consist of fees associated with the annual audit and reviews of the Company's quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

   (2) Audit-related services principally include due diligence examinations and SAS 70 report issuances.

   (3) Tax fees consist of fees associated with tax compliance, tax advice and tax planning services.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that (i) the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2008 and until the Company's next annual general meeting be, and it hereby is, ratified and approved, and (ii) the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of their services."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of the Ordinary Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to ratify and approve the appointment of Ernst & Young LLP and the authorization of the Audit Committee of the Board of Directors to fix their remuneration.

     THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF ERNST & YOUNG LLP.

                                  MISCELLANEOUS

OTHER MATTERS

     Management of the Company knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ANNUAL REPORT ON FORM 20-F

     Once filed with the SEC, we will promptly provide without charge, at the written request of any shareholder, a copy of our Annual Report on Form 20-F, including our audited financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC's web site located at http://www.sec.gov as well as on our website at www.amdocs.com. Requests for copies of our Annual Report on Form 20-F should be mailed to our principal U.S. subsidiary at:

              Amdocs, Inc.
              1390 Timberlake Manor Parkway
              Chesterfield, Missouri 63017
              Fax: (314) 212-8358
              E-mail: info@amdocs.com

              Attention:  Mr. Thomas G. O'Brien
                          Secretary and Treasurer of Amdocs Limited

EXPENSES OF SOLICITATION

     The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) may solicit the return of proxies by telephone, facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and W.F. Doring & Co. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        -s- Thomas G. O'Brien

                                        THOMAS G. O'BRIEN
                                        Secretary

December 18, 2007

                                                                      APPENDIX A

                                 AMDOCS LIMITED

                             AUDIT COMMITTEE CHARTER

A.  PURPOSE

     The Audit Committee of Amdocs Limited (the "Company") is a standing committee of the Board of Directors. The primary objective of the Audit Committee is to assist the Board of Directors' oversight of: the Company's accounting practices; the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications, independence, and performance of the Company's registered public accounting firm (the "independent auditor"); and the internal audit function.

B.  MEMBERSHIP, STRUCTURE, AND ADMINISTRATION

     1. SIZE AND MEMBER QUALIFICATIONS -- The Audit Committee shall consist of at least three members of the Board of Directors, all of whom shall be independent of management and the Company and shall satisfy the independence requirements as defined, by the applicable rules of the New York Stock Exchange
(NYSE) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board of Directors in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. At least one member of the Audit Committee shall be an "audit committee financial expert" (as defined by applicable SEC rules) as determined by the business judgment of the Board of Directors.

     2. BOARD OF DIRECTORS AUTHORITY -- Members of the Audit Committee shall be appointed by the Board of Directors. The Audit Committee shall report regularly to the Board of Directors. Unless otherwise determined by the Board of Directors, no member of the Audit Committee may serve on the audit committee of more than two other public companies. The Board of Directors may remove members of the Audit Committee from such committee with or without cause.

     3. CHAIR -- Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect one by majority vote.

     4. COMPENSATION -- The compensation of the Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any compensation from the Company other than director's fees (in cash and/or company shares or options or in-kind consideration).

     5. MEETINGS -- The Audit Committee shall meet on a schedule and in a manner the Audit Committee shall establish. The Audit Committee may also act by unanimous written consent in lieu of a meeting. Periodically, the Audit Committee shall meet separately with: the independent auditor, members of the Company's management, and the Company's internal auditor. A special meeting may be called on not less than 24 hours notice, at any time by the Chairman. The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

     6. SUBCOMMITTEES -- The Audit Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time under the circumstances.

     7. AUTHORITY -- The Audit Committee shall maintain unrestricted communication with the independent auditors, the Company's internal audit function personnel, counsel and financial management to assure that each understands and accepts its responsibilities for direct communication with the Audit Committee as appropriate. The Audit Committee shall have full access to the books and records of the Company, as well as, full access to interview employees, if necessary. The Chairman of the Audit Committee shall have the authority to direct the Company's internal audit function to carry out such special audit projects as, in the Chairman's judgment, are warranted.

     8. PERFORMANCE AND CHARTER EVALUATIONS -- The Audit Committee shall maintain this Audit Committee Charter and obtain the approval of the Board of Directors for all revisions or changes to the Charter. The Audit Committee shall review and reassess the Charter as conditions dictate or at least annually.

C.  RESPONSIBILITIES AND DUTIES

     1. GENERAL -- The Audit Committee shall discharge its responsibilities and shall assess the information provided by the Company's management, the internal auditor and the independent auditors, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, for the appropriateness of the accounting principles and the reporting policies that are used by the Company and for establishing and maintaining adequate internal control over financial reporting. The independent auditors are responsible for auditing the Company's financial statements and the Company's internal control over financial reporting and for reviewing the Company's unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company's financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor's report.

     2. OVERSIGHT OF INDEPENDENT AUDITORS

     a. Selection and Reporting -- The Audit Committee shall be directly responsible for appointing, evaluating and, when necessary, terminating the independent auditors. The Audit Committee is also directly responsible for oversight of the independent auditor's work, including the resolution of disagreements between Company management and the independent auditors regarding financial reporting. The independent auditors shall report directly to the Audit Committee.

     b. Compensation -- The Audit Committee shall take direct responsibility for setting compensation of the independent auditors. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

     c. Independence -- On a periodic but no less frequently than annual basis, the Audit Committee shall obtain from the independent auditors a formal written statement delineating all their relationships with the Company or professional services that may impact their objectivity and independence, including those required to be disclosed by the Independence Standards Board's Standard No. 1. In addition, the Audit Committee shall review with the independent auditors the nature and scope of any disclosed relationships or professional services and any appropriate actions necessary to ensure the continuing independence of the auditors.

     d. Quality-Control Report -- At least annually, the Audit Committee shall obtain and review a report by the independent auditors describing:

     - the internal quality-control procedures at the independent auditor's firm; and

     - any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor's firm, or by any inquiry or investigation by any governmental or professional authorities, within the preceding five years, relating to one or more independent audits carried out by the independent auditor's firm, and any steps taken to deal with any such issues.

     e. Pre-approval of Services -- The Audit Committee shall pre-approve all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable NYSE and SEC rules. The Audit Committee shall cause the Company to disclose compliance with any applicable disclosure requirements regarding approval by the Audit Committee of any non-audit services to be performed by the independent auditor. Any decision of a subcommittee to pre-approve audit or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

     f. Review Scope of Services -- The Audit Committee shall meet with the independent auditors and financial management of the Company to review the scope of the proposed audit and quarterly reviews for the current year and the procedures to be utilized. This review should include an evaluation of the adequacy of the auditor's staffing and compensation.

     g. Discussion of Independent Auditors' Comments and Recommendations -- The Audit Committee shall meet with the independent auditors to review their comments and recommendations with respect to:

     - internal accounting controls;

     - audit difficulties, including restrictions on the scope of the independent auditors' activities or access to requested information or significant disagreements with management;

     - analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods;

     - the effect of regulatory and accounting initiatives, as well as off balance sheet structures; and

     - other matters relating to the accounting procedures and records of the Company.

     The Audit Committee shall also review with the independent auditors the consideration given by management to such and any corrective action taken by management with respect thereto.

     h. Interim Financial Information -- The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the CFO any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by applicable auditing standards.

     3. REVIEW OF FINANCIAL DATA AND DISCLOSURES

     a. Review of Quarterly Reviewed and Annual Audited Financial Data -- The Audit Committee shall meet to review and discuss the financial data in the quarterly financial statements and annual report, including the Company's specific disclosures under "Operating and Financial Review and Prospects"; any accompanying opinions of the independent auditors; and matters required to be discussed by applicable auditing standards with financial management and the independent auditors and report thereon to the Board of Directors prior to the release, by public filing or other public disclosure, of earnings.

     b. Review of Auditor Reports -- The Audit Committee shall review and evaluate reports required to be made by the independent auditor pursuant to critical accounting policies and practices; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written correspondence between Company management and the independent auditor, such as a management letter or schedule of unadjusted differences.

     c. Review of Earnings Release and Other Financial Information -- The Audit Committee shall discuss generally the type and presentation of information to be disclosed in the Company's earnings press releases, as well as in financial information and earnings guidance provided to analysts, rating agencies and others.

     4. REVIEW OF INTERNAL REPORTS AND PROCESSES

     a. Review of Internal Audit Function -- The Audit Committee shall review and evaluate the activities and recommendations of the Company's internal audit function and the responses of the Company to such recommendations, including the independence and authority of the function. The Audit Committee is responsible to review the scope of the internal audit function, as well as, its staffing and compensation.

     b. Oversight of Company's Internal Control Processes -- The Audit Committee shall coordinate the Board of Director's oversight of the Company's significant internal control processes, including the process of preparing the interim and annual financial results; disclosure controls and procedures; internal audit function; and code of business conduct and ethics. The Audit Committee shall receive and review the reports of the CEO and CFO required by Rule 13a-14 of the Securities Exchange Act of 1934.

     c. Succession Planning Process -- The Audit Committee shall review and evaluate the performance and the succession planning process for the Company's finance and accounting personnel.

     d. Procedure for Complaints -- The Audit Committee shall establish procedures to provide for (i) receiving, tracking, retaining and treating complaints received by the Company regarding employee reports of conflicts in interest; unethical or illegal activities; or accounting, accounting controls, auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding such matters. The Audit Committee shall establish procedures for the reporting of such matters, when significant, to the Board of Directors.

     e. Discussion with Company Counsel -- The Audit Committee shall review periodically legal, environmental, code of ethics, and related matters with the Company's counsel.

     f. Hiring Policies -- The Audit Committee shall establish policies regarding the hiring of employees or former employees of the Company's independent auditors.

     g. Risk Management -- The Audit Committee shall discuss the Company's policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which the Company's exposure to risk is handled. The Audit Committee should also discuss the Company's major financial risk exposures and steps taken by management to monitor and control such exposures.

     h. Related Party Transactions -- The Audit Committee shall review and approve the Company's policies and procedures for reviewing and approving related party transactions (i.e., transactions within the scope of Item 7.B. of Form 20-F), and, to the extent no other policy or procedure applies to a particular proposed related party transaction, the Audit Committee shall have the authority to review and approve such transaction.

     5. ADMINISTRATION

     a. Audit Committee Independence -- The Audit Committee shall make inquiry of each member of the Audit Committee to confirm compliance with independence requirements as defined by Section 301 of the Sarbanes-Oxley Act of 2002 to the extent applicable to the Company.

     b. Outside Consultants -- The Audit Committee shall retain independent counsel or consultants if necessary to carry out responsibilities. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors.

     c. Administrative Expenses -- The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate to carry out its duties.

     d. Report to Board of Directors -- The Audit Committee shall report, no less frequently than annually or more frequently as circumstances require, to the Board of Directors concerning the Audit Committee's actions since the previous report and the Audit Committee's agenda for the ensuing year, which report shall contain recommendations as appropriate.

     e. Audit Committee Report -- The Audit Committee shall prepare an annual committee report as necessary or appropriate under the rules and regulations of the SEC.

     f. Written Affirmation to the NYSE -- On an annual basis, no later than one month after the Annual Meeting of Stockholders, and after each change in the composition of the Audit Committee, the Audit Committee shall direct the Company to prepare and provide to the NYSE such written confirmations regarding the membership and operation of the Audit Committee as the NYSE rules require.

     g. Annual Self-Evaluation -- At least annually, the Audit Committee shall evaluate its own performance.

     6. OTHER RESPONSIBILITIES

     a. Review of Other Outside Reports -- The Audit Committee shall review reports received from regulators and other legal and regulatory matters that have been brought to the attention of the Audit Committee and that may have a material effect on the financial statements or related company compliance policies.

     b. Other investigations -- The Audit Committee shall conduct or authorize investigations into any matter brought to the Audit Committee's attention within the scope of its duties, including anything as may be referred to the Audit Committee by the Board of Directors.

     c. Other Matters -- The Audit Committee shall consider such other matters in relation to the financial affairs of the Company as the Audit Committee may, in its discretion, determine to be advisable.

     d. Additional Powers -- The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.


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

                                                                      APPENDIX B

                              CATEGORICAL STANDARDS

     In addition to applying the requirements under the NYSE rules, the Board has adopted guidelines to assist it in determining whether a director has a "material relationship" with the Company. Under these guidelines, a director will be considered to have a material relationship with the Company if during the last three years prior to the independency determination date:

     - Charitable Contributions. The director, or an immediate family member of the director, has served as an executive officer of a charitable organization that receives payments from the Company in an amount which, in any single fiscal year since the determination date, exceeds the greater of $1,000,000, or 2% of such charitable organization consolidated gross revenues as reported in its last completed fiscal year;

     - Indebtedness. The director or an immediate family member of the director has served, as an executive officer of another company which was indebted to the Company, or to which the Company was indebted, at the time the director was serving as an executive officer, where the total amount of either company's indebtedness to the other in any single fiscal year since the determination date exceeds five percent (5%) of such company's consolidated gross revenues as reported in its last completed fiscal year;

     For purposes of the above standards: (i) "COMPANY" includes Amdocs Limited and any parent or subsidiary that would be required under U.S. generally accepted accounting principles to prepare financial statements on a consolidated basis; and (ii) "IMMEDIATE FAMILY MEMBER" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home, other than individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.


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

                                                                      APPENDIX C

                                 AMDOCS LIMITED

                      1998 STOCK OPTION AND INCENTIVE PLAN

                  AS PROPOSED TO BE AMENDED ON JANUARY 23, 2008

1. PURPOSE; TYPE OF AWARDS; CONSTRUCTION

     The purpose of the Amdocs Limited 1998 Stock Option and Incentive Plan (the "Plan") is to afford an incentive to officers, directors, employees and consultants of Amdocs Limited (the "Company"), or any subsidiary of the Company which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company, to continue as employees, directors and consultants, to increase their efforts on behalf of the Company and to promote the success of the Company's business. It is further intended that options granted by the Committee (as such a term is defined below) pursuant to Section 8 of the Plan shall constitute "incentive stock options" ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and options granted by the Committee pursuant to Section 7 of the Plan shall constitute "nonqualified stock options" ("Nonqualified Stock Options"). The Committee may also grant restricted shares ("Restricted Stock") under the Plan pursuant to Section 9 of the Plan. If the Committee so determines it may grant Nonqualified Stock Options or Restricted Stock pursuant to the provisions of Section 102 of the Israel Income Tax Ordinance (New Version) 1961, and any regulations, rules, orders or procedures promulgated thereunder ("102 Securities").

2. DEFINITIONS

     As used in this Plan, the following words and phrases shall have the meanings indicated:

          (a) "Ordinary Shares" shall mean shares of ordinary shares, par value L0.01 per share, of the Company.

          (b) "Disability" shall mean the inability of a Grantee (as defined in Section 3 hereof) to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

          (c) "Fair Market Value" per share as of a particular date shall mean
     (i) if the shares of Ordinary Shares are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine; or (ii) if the shares of Ordinary Shares are then traded on a national securities exchange the closing sales price per share of Ordinary Shares on the national securities exchange, on which the Ordinary Shares are principally traded, for the last preceding date on which there was a sale of such Ordinary Shares on such exchange, or (iii) if the shares of Ordinary Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Ordinary Shares in such over-the-counter market for the last preceding date on which there was a sale of such Ordinary Shares in such market.

          (d) "Option" or "Options" shall mean a grant to a Grantee (as defined in Section 3 hereof) of an option or options to purchase shares of Ordinary Shares. Options granted by the Committee (as defined in Section 3 hereof), pursuant to the Plan shall constitute either Incentive Stock Options or Nonqualified Stock Options.

          (e) "Parent" shall mean any company (other than the Company) in an unbroken chain of companies ending with the Company if, at the time of granting an award, each of the companies other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

          (f) "Subsidiary" shall mean any company (other than the Company) in an unbroken chain of companies beginning with the Company if, at the time of granting an award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

          (g) "Ten Percent Stockholder" shall mean a Grantee (as defined in
     Section 3 hereof), who, at the time an Incentive Stock Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary.

3. ADMINISTRATION

     The Plan shall be administered by a committee (the "Committee") established by the Board of Directors of the Company (the "Board").

     The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Options and Restricted Stock; to determine which Options shall constitute Incentive Stock Options and which Options or Restricted Stock shall constitute Nonqualified Stock Options or 102 Securities; to determine the kind of consideration payable (if any) with respect to awards; to determine the period during which Options may be exercised and Restricted Stock shall be subject to restrictions, and whether in whole or in installments; to determine the persons to whom, and the time or times at which awards shall be granted (such persons are referred to herein as "Grantees"); to determine the number of shares to be covered by each award; to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the agreements (which need not be identical) entered into in connection with awards granted under the Plan (the "Agreements"); to cancel or suspend awards, as necessary; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

     The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all Grantees of any awards under this Plan.

     The Board shall fill all vacancies, however caused, in the Committee. The Board may from time to time appoint additional members to the Committee, and may at any time remove one or more Committee members and substitute others.

     No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any award granted hereunder.

4. ELIGIBILITY

     Officers, Directors, other employees and consultants of the Company or of any Subsidiary or Parent shall be eligible to receive awards hereunder. In determining the persons to whom awards shall be granted and the number of shares to be covered by each award, the Committee, in its sole discretion, shall take into account the contribution by the eligible individuals to the management, growth and/or profitability of the business of the Company and such other factors as the Committee shall deem relevant.

5. ORDINARY SHARES

     The maximum number of Ordinary Shares reserved for grant of awards under the Plan shall be 55,300,000. Such shares may, in whole or in part, be authorized but unissued shares. The foregoing numbers of shares may be increased or decreased by the events set forth in Section 10 hereof.

     If any outstanding award under the Plan should, for any reason expire, be canceled or be terminated without having been exercised in full, the shares of Ordinary Shares allocable to the unexercised, canceled or terminated portion of such award shall (unless the Plan shall have been terminated) become available for subsequent grants of awards under the Plan; provided that an award under the plan may not again be made available for issuance under the plan if such Ordinary Shares are: (i) Ordinary Shares that were subject to stock-settled stock appreciation rights and were not issued upon the net settlement or net exercise of such stock appreciation rights, (ii) Ordinary Shares used to pay the Option Price, (iii) Ordinary Shares delivered to or withheld by the Company to pay the withholding taxes related to an Option or stock appreciation right, or (iv) Ordinary Share repurchased on the open market with proceeds of an Option exercise.

6. TERMS AND CONDITIONS OF OPTIONS

     Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee (the "Option Agreement"), in such form as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions:

          (a) Number of Shares. Each Option Agreement shall state the number of shares of Ordinary Shares to which the Option relates.

          (b) Type of Option. Each Option Agreement shall specifically state that the Option constitutes an Incentive Stock Option or a Nonqualified Stock Option.

          (c) Option Price. Each Option Agreement shall state the Option Price, which shall not be less than one-hundred percent (100%) of the Fair Market Value of the shares of Ordinary Shares covered by the Option on the date of grant. The Option Price shall be subject to adjustment as provided in
     Section 10 hereof. The date on which the Committee adopts a resolution expressly granting an Option shall be considered the day on which such Option is granted.

          (d) Medium and Time of Payment. The Option Price shall be paid in full, at the time of exercise and may be made in cash, by the delivery of shares of Ordinary Shares with a fair market value equal to the Option Price, provided that any such shares acquired by the Grantee pursuant to the exercise of an Incentive Stock Option shall have been held by the Grantee for a period of at least one year, or by a combination of cash and such shares that have been held by the Grantee for a period of at least one year whose fair market value together with such cash shall equal the Option Price. The Committee may also permit Grantees, either on a selective or aggregate basis, simultaneously to exercise Options and sell the shares of Ordinary Shares thereby acquired pursuant to a brokerage or a similar arrangement, approved in advance by the Committee, and use the proceeds from such sale as payment of the Purchase Price of such shares.

          (e) Term and Exercisability of Options. Each Option Agreement shall be exercisable at such times and under such conditions as the Committee, in its discretion, shall determine; provided, however, such exercise period shall not exceed ten (10) years from the date of grant of such Option. The exercise period shall be subject to earlier termination as provided in Sections 6(f) and 6(g) hereof. An Option may be exercised, as to any or all full shares of Ordinary Shares as to which the Option has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.

          Options shall become exercisable in cumulative installments of 25% on the first, second, third and fourth anniversary of the date on which such Option is granted, or at such other times and in such other installments (which may be cumulative) as the Committee shall provide in the terms of the respective Option Agreements; provided, however, that the Committee, in its absolute discretion, may, on such terms and conditions as it may determine to be appropriate, accelerate the time at which such Option or any portion thereof may be exercised. The Option may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option.

          (f) Termination.  Except as provided in this Section 6(f) and in
     Section 6(g) hereof, an Option may not be exercised unless the Grantee is then in the service or employ of the Company or a Parent or Subsidiary (or a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies), and unless the Grantee has remained continuously so employed or has continuously performed such services since the date of grant of the Option. In the event that the employment of a Grantee shall terminate or Grantee shall cease performance of services for the Company, a Parent or a Subsidiary thereof (in either event, other than by reason of death or disability), all Options of such Grantee that are exercisable at the time of such termination or cessation may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after the date of such termination or cessation; provided, however, that if the Company, Subsidiary, or Parent, as the case may be, shall terminate the Grantee's employment for cause (as determined by the Committee), all Options theretofore granted to such

     Grantee shall, to the extent not theretofore exercised, terminate on the date of such termination or cessation unless otherwise determined by the Committee. In the case of a Grantee whose principal employer is a Subsidiary, the Grantee's employment shall be deemed to be terminated for purposes of this Section 6(f) as of the date on which such principal employer ceases to be a Subsidiary.

          (g) Death or Disability of Grantee. If a Grantee shall die while employed by, or performing services for, the Company or a Parent or subsidiary thereof, or within ninety (90) days after the date of cessation of such Grantee's employment or performance of services other than as a result of termination for cause (or within such longer period as the Committee may have provided pursuant to Section 6(e) hereof), or if the Grantee's employment shall terminate or performance of services shall cease by reason of Disability, all Options theretofore granted to such Grantee may, unless earlier terminated in accordance with their terms, be exercised by the Grantee or by the Grantee's estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by reason of the death or Disability of the Grantee, at any time within twelve months after the date of death or Disability of the Grantee. In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option.

          (h) Loans. Subject to any law, the Company may make loans to Grantees as the Committee, in its discretion, may determine in connection with the exercise of outstanding options granted under the Plan. Such loans shall
     (i) be evidenced by promissory notes entered into by the Grantees in favor of the Company, (ii) be subject to the terms and conditions set forth in this Section 6(h) and such other terms and conditions, not inconsistent with the Plan, as the Committee shall determine and (iii) bear interest, if any, at such rate as the Committee shall determine. In no event may the principal amount of any such loan exceed the exercise price less the par value of the shares of Ordinary Shares covered by the option, or portion thereof, exercised by the Grantee. The initial term of the loan, the schedule of payments of principal and interest under the loan, the extent to which the loan is to be with or without recourse against the Grantee with respect to principal and/or interest and the conditions upon which the loan will become payable in the event of the Grantee's termination of employment or ceasing to perform services shall be determined by the Committee; provided, however, that the term of the loan, including extensions, shall not exceed 10 years. Unless the Committee determines otherwise, when a loan shall have been made, shares of Ordinary Shares having a Fair Market Value at least equal to the principal amount of the loan shall be pledged by the Grantee to the Company as security for payment of the unpaid balance of the loan and such pledge shall be evidenced by a pledge agreement, the terms of which shall be determined by the Committee, in its discretion; provided, however, that each loan shall comply with all applicable laws, regulations and rules of the Board of Governors of the Federal Reserve System and any other governmental agency having jurisdiction.

          (i) Other Provisions. The Option Agreements evidencing Options under the Plan shall contain such other terms and conditions, not inconsistent with the Plan, as the Committee may determine.

          (j) Exercise of Options. A Grantee who decides to exercise an Option in whole or in part shall give notice to the Company or its designated agent of such exercise in writing on a form approved by the Committee. Such notice shall specify the manner in which the Grantee will make payment of the Option Price.

7. NONQUALIFIED STOCK OPTIONS

     7.1. Options intended to constitute Nonqualified Stock Options shall be subject only to the general terms and conditions specified in Section 6 hereof.

7A. 102 SECURITIES

     Any 102 Securities which shall be granted to employees or consultants of the Company, any Subsidiary or Parent, or if required by law, shall be issued to a trustee nominated by the Board or the Committee (in accordance with the provisions of Section 102) (the "Trustee") and held for the benefit of the Grantee in accordance with any of the alternatives under Section 102 as shall be prescribed from time to time by the Committee. The Trustee may also hold in trust any shares issued upon exercise of such 102 Securities, pursuant to the provisions of Section 102.

8. INCENTIVE STOCK OPTIONS

     Options intended to constitute Incentive Stock Options shall be subject to the following special terms and conditions, in addition to the general terms and conditions specified in Section 6 hereof.

     (a) Value of Shares. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of equity securities of the Company with respect to which Incentive Stock Options granted under this Plan and all other option plans of any Parent or Subsidiary become exercisable for the first time by each Grantee during any calendar year shall not exceed $100,000. To the extent that the aggregate fair market value of shares with respect to which Incentive Stock Options are exercisable for the first time by any Grantee during any calendar year exceeds $100,000, such Option shall be treated as a Non-Qualified Stock Option. The foregoing shall be applied by taking options into account in the order in which they were granted, with the fair market value of any share to be determined at the time of the grant of the Option. In the event the foregoing results in a portion of an Incentive Stock Option exceeding the $100,000 limitation, only such excess shall be treated as a Non-Qualified Stock Option.

     (b) Ten Percent Stockholder. In the case of an Incentive Stock Option granted to a Ten Percent Stockholder, (i) the Option Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the shares of Ordinary Shares on the date of grant of such Incentive Stock Option and (ii) the exercise period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.

9. RESTRICTED STOCK

     The Committee may award shares of Restricted Stock to any eligible individual. Each award of Restricted Stock under the Plan shall be evidenced by an instrument, in such form as the Committee shall from time to time approve (the "Restricted Stock Agreement"), and shall comply with the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish including, without limitation, the requirement that a Grantee provide consideration for Restricted Stock upon the lapse of restrictions):

          (a) The Committee shall determine the number of shares of Ordinary Shares to be issued to the Grantee pursuant to the award.

          (b)(i) Shares of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the award is granted (the "Restricted Period"). The Committee may also impose such other restrictions and conditions on the shares as it deems appropriate including the satisfaction of performance criteria. Certificates for shares of stock issued pursuant to Restricted Stock awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares of stock in contravention of such restrictions shall be null and void and without effect. During the Restricted Period, such certificates shall be held in escrow by an escrow agent appointed by the Committee. In determining the Restricted Period of an award, the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of such award, provided that the restrictions with respect to no more than 25% of the awarded shares shall lapse prior to the first anniversary of the date of grant, no more than additional 25% shall lapse prior to the second anniversary of the date of grant, no more than additional 25% shall lapse prior to the third anniversary of the date of grant and no more than additional 25% shall lapse prior to the forth anniversary of the date of grant; provided further, however, that the foregoing vesting schedule shall not apply to (A) Restricted Stock granted with restrictions related to satisfaction of performance criteria; or (B) extraordinary circumstances as shall be determined by the Committee which shall include, without limitation, death or disability, a merger, consolidation, sale, reorganization, recapitalization, or change in control of the Company; or any other nonrecurring significant event affecting the Company, a Participant or the Plan.

            (ii) The Committee may adjust the performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or exclusion of the impact of extraordinary or unusual items, events or circumstances, provided that no adjustment shall be made which will result in an increase in the compensation of any Grantee whose compensation is subject to the limitation on deductibility under
     Section 162(m) of the Internal Revenue Code, as amended, or a successor provision, for the applicable year. The Committee also may adjust the performance goals by reducing the amount to be received by any Grantee pursuant to an award if and to the extent that the Committee deems it appropriate.

          (c) Subject to such exceptions as may be determined by the Committee, if the Grantee's continuous employment with, or performance of, service for, the Company or any Parent or Subsidiary shall cease for any reason prior to the expiration of the Restricted Period of an award, any shares remaining subject to restrictions (after taking into account the provisions of Subsection (e) of this Section 9) shall be repurchased by the Company or its Subsidiary at a price per share equal to the par value thereof.

          (d) During the Restricted Period the Grantee shall possess all incidents of ownership of such shares, subject to Subsection (b) of this
     Section 9, including the right to receive dividends with respect to such shares and to vote such shares.

          (e) The Committee shall have the authority (and the Restricted Stock Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all of the shares of Restricted Stock awarded on such terms and conditions as the Committee shall deem appropriate.

          (f) Other Stock-Based Awards The Committee may grant other awards under the Plan pursuant to which shares of Ordinary Shares (which may, but need not, be shares of Restricted Stock pursuant to Section 9 hereof) are or may in the future be acquired, or awards denominated in stock units, including ones values using measures other than market value. The Committee may also grant stock appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the fair market value of all shares of Ordinary Shares in respect to which the right was granted exceeds the exercise price thereof. Such other stock based awards may be granted alone, in addition to, or in tandem with any award of any typed granted under the plan and must be consistent with the purposes of the Plan. The Committee may not award such stock-based awards, including but not limited to Shares of Restricted Stock or awards denominated in stock units and stock appreciation rights, in an aggregate amount that exceeds 9,700,000 Ordinary Shares.

9A. LIMITATIONS AND CONDITIONS.

     (i) In the event that the Company makes an acquisition or is a party to a merger or consolidation and the Company assumes or substitutes for the options or other awards consistent with the purpose of this Plan of the Company acquired, merged or consolidated which are administered pursuant to this Plan, shares of Ordinary Shares subject to the assumed or substiuted options or other awards shall not count as part of the total number of shares of Ordinary Shares that may be made subject to awards under this Plan, except as may be required by reason of Section 422 and related provisions of the Code. Any assumed or substiuted awards to be administered under the Plan shall be on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on the terms and conditions of awards contained in the Plan.

     (ii) Subject to section 5 above, any shares that have been made subject to an award that cease to be subject to the award (other than by reason of exercise or payment of the award to the extent it is settled in shares) shall again be available for award and shall not be considered as having been theretofore made subject to award.

     (iii) Nothing contained herein shall affect the right of the Company to terminate any Grantee's employment at any time or for any reason.

10. EFFECT OF CERTAIN CHANGES

     (a) If there is any change in the shares of Ordinary Shares through the declaration of stock dividends, recapitalization, stock splits, combinations or exchanges of such shares, or other similar transactions, which result in any increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration (provided, however, that conversion of any convertible security of the Company shall not be deemed to have been effected without receipt of consideration), the number of shares of Ordinary Shares available for awards, the number of such shares covered by outstanding awards, and the price per share of Options shall be proportionately adjusted by the Committee to reflect such change in the issued shares of Ordinary Shares; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.

     (b) In the event of the dissolution or liquidation of the Company or in the event of any corporate separation or division, including, but not limited to, split-up, split-off or spin-off or in the event of other similar transactions, the Committee may provide that:

          (i) the Grantee of any award hereunder shall have the right to exercise an Option (at its then Option price) or to receive in respect of other types of awards the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution, liquidation, or corporate separation or division by a Grantee of the number of shares of Ordinary Shares subject to such award for which such award might have been exercised or realized immediately prior to such dissolution, liquidation, or corporate separation or division; or

          (ii) each award granted under the Plan shall terminate as of a date to be fixed by the Committee and that not less than thirty (30) days' written notice of the date so fixed shall be given to each Grantee, who shall have the right, during the period of thirty (30) days preceding such termination, to exercise or otherwise realize with respect to such awards all or any part of the shares of Ordinary Shares and other securities, property, cash or any combination thereof, covered thereby.

     In the event of a proposed sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation, the Committee may provide that any award then outstanding shall be assumed or an equivalent award shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the Committee shall, in lieu of such assumption or substitution, provide for the realization of such outstanding awards in the manner set forth in subsections 10(b)(i) or 10(b)(ii) above.

     (c) In the event of a change in the Ordinary Shares of the Company as presently constituted that is limited to a change of all of its authorized shares of Ordinary Shares into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Ordinary Shares within the meaning of the Plan.

     (d) Except as herein before expressly provided in this Section 10, the Grantee of an award hereunder shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another company; and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Ordinary Shares subject to an award. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding Options or stock appreciation rights or cancel outstanding Options or stock appreciation rights in exchange for cash, other awards or Options or stock appreciation rights with an exercise price that is less than the exercise price of the original Options or stock appreciation rights without shareholder approval. The grant of an award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

11. [RESERVED]

12. EFFECTIVE DATE AND TERM OF THE PLAN

     Awards may be granted pursuant to the Plan from time to time by no later than January 17, 2016, but awards previously granted may extend beyond such date

13. NONTRANSFERABILITY OF AWARDS

     Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, other than pursuant to a valid qualified domestic relations order issued by a court pursuant to Section 414(p) of the Code, and awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee.

14. APPROVAL OF SHAREHOLDERS

     The Plan shall take effect upon its adoption by the Board but the Plan (and any grants of awards made prior to the shareholder approval mentioned herein) shall be subject to the approval of the holder(s) of a majority of the issued and outstanding shares of voting securities of the Company entitled to vote, which approval must occur within twelve months of the date the Plan is adopted by the Board.

15. AGREEMENT BY GRANTEE REGARDING WITHHOLDING TAXES

     If the Committee shall so require, as a condition of exercise of an Option or other realization of an award, each Grantee shall agree that no later than the date of exercise or other realization of an award granted hereunder, the Grantee will pay to the Company or make arrangements satisfactory to the Committee regarding payment of any federal, state or local taxes of any kind required by law to be withheld upon the exercise of an Option or other realization of an award. Alternatively, the Committee may provide that a Grantee may elect, to the extent permitted or required by law, to have the Company deduct federal, state and local taxes of any kind required by law to be withheld upon the exercise of an Option or realization of any award from any payment of any kind due to the Grantee.

16. AMENDMENT AND TERMINATION OF THE PLAN

     The Board at any time and from time to time may suspend, terminate, modify or amend the Plan; provided, however, that any amendment that would increase the aggregate number of Ordinary Shares as to which awards may be granted under the Plan or materially increase the benefits accruing to Grantees under the Plan or change the class of employees eligible for participation in the Plan or reduce the basis upon which the minimum Option Price is determined or extend the period within which awards under the Plan may be granted or provide for an Option that is exercisable more than 10 years after the date it is granted shall be subject to the approval of the holders of a majority of the Ordinary Shares issued and outstanding, except that any such increase or modification that may result from adjustments authorized by Section 10 hereof shall not require such approval. Except as provided in Section 10 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any award previously granted, unless the written consent of the Grantee is obtained. In addition, unless such action is approved by the Company's shareholders: (1) no outstanding Option granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option (other than adjustments pursuant to Section 10) and (2) the Board may not cancel any outstanding Option (whether or not granted under the Plan) and grant in substitution therefore new awards under the Plan covering the same or a different number of shares of Ordinary Shares and having an exercise price per share lower than the then-current exercise price per share of the cancelled option. No Option granted under the Plan shall contain any provision entitling the Grantee to the automatic grant of additional Options in connection with any exercise of the original Option.

17. RIGHTS AS A SHAREHOLDER

     Except as provided in Section 9(d) hereof, a Grantee or a transferee of an award shall have no rights as a shareholder with respect to any shares covered by the award until the date of the issuance of a stock certificate to him or her for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 10 hereof.

18. NO RIGHTS TO EMPLOYMENT

     Nothing in the Plan or in any award granted or Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of the Company or any subsidiary or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement or to interfere with or limit in any way the right of the Company or any such subsidiary to terminate such Grantee's employment or services. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues in the employ of the Company or any subsidiary.

19. BENEFICIARY

     A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee's estate shall be deemed to be the Grantee's beneficiary.

20. GOVERNING LAW

     The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of New York.

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                 AMDOCS LIMITED

                                JANUARY 23, 2008

                           PLEASE DATE, SIGN AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

   - Please detach along perforated line and mail in the envelope provided. -

[  ] 21230330000000000000 9                                          012308

     PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE, PLEASE
             MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

                                                                                                              FOR   AGAINST  ABSTAIN
1. Election of Directors:
                                                      2. APPROVAL OF AMENDMENT OF THE 1998 STOCK OPTION AND   [  ]   [  ]     [  ]
                                                         INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES
                               NOMINEES:                 AUTHORIZED FOR ISSUANCE THEREUNDER AND TO MAKE OTHER
[  ] FOR ALL NOMINEES          O Bruce K. Anderson       CHANGES AS DESCRIBED IN THE ACCOMPANYING PROXY
                               O Adrian Gardner          STATEMENT.
[  ] WITHHOLD AUTHORITY        O Charles E. Foster    3. APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS FOR    [  ]   [  ]     [  ]
     FOR ALL NOMINEES          O James S. Kahan          FISCAL YEAR 2007.
                               O Dov Baharav          4. RATIFICATION AND APPROVAL OF ERNST & YOUNG LLP AND   [  ]   [  ]     [  ]
[  ] FOR ALL EXCEPT            O Julian A. Brodsky       AUTHORIZATION OF AUDIT COMMITTEE OF BOARD TO FIX
     (See instructions below)  O Eli Gelman              REMUNERATION.
                               O Nehemia Lemelbaum
                               O John T. McLennan
                               O Robert A. Minicucci
                               O Simon Olswang
                               O Mario Segal

INSTRUCTION: To Withhold authority to vote for any
             individual nominee(s), mark "FOR ALL
             EXCEPT" and fill in the circle next to
             each nominee you wish to withhold, as
             shown here: [  ]

To change the address on your account,
please check the box at right and indicate your
new address in the address space above. Please   [ ]
note that changes to the registered name(s) on
the account may not be submitted via this method.

Signature of Shareholders [_____________]  Date [______]  Signature of Shareholders [_____________]  Date: [______]

 NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                 AMDOCS LIMITED

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

      The undersigned hereby appoints Bruce K. Anderson and Thomas G. O'Brien as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side, all Ordinary Shares of Amdocs Limited (the "Company") held of record by the undersigned on November 26, 2007, at the annual General Meeting of shareholders to be held on January 23, 2008 or any adjournment thereof.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                                                                          14475

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED


                                        /s/ Thomas G. O'Brien
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative

Date: December 18, 2007